Exhibit 99.2

FYE27-Q1 SHAREHOLDER LETTER

arm

Building the future of computing, on **Arm**. Together. For everyone.

Results for quarter ending June 30, 2026

Arm will be hosting a conference call via an audio webcast to discuss earnings at 14:00 Pacific Time (17:00 Eastern Time, 22:00 BST) on Wednesday, July 29, 2026. A replay of and a transcript of the call will be available the following day.

The webcast and replay can be accessed at: https://edge.media-server.com/mmc/p/odrefapr/

Dear Shareholder,

Arm delivered a record first quarter, reflecting strong execution across our business and growing demand for the Arm compute platform as AI expands across cloud infrastructure, edge devices and the physical world.

Revenue reached $1.29 billion, up 22% year over year, driven by record first-quarter licensing and royalty revenue. Royalty revenue grew 22% to $715 million, with data center royalties more than doubling year over year. Licensing revenue reached $574 million, up 23% year over year. Combined with continued investment in R&D, non-GAAP EPS grew 29% year over year to $0.45, above the top end of our guidance range.

These results reflect two important trends. First, the transition of the data center to Arm continues to accelerate, creating significant opportunities for Arm technology through both Arm AGI CPU silicon and IP royalty revenue. Second, AI is rapidly expanding beyond the cloud into edge devices like PCs and smartphones, and into physical AI systems such as vehicles and intelligent robotics, increasing demand for the Arm compute platform across a broad range of devices.

Arm AGI CPU Is Exceeding Initial Expectations

In March, we introduced the Arm AGI CPU, expanding Arm into production silicon, giving customers another way to deploy the Arm compute platform. Since then, we have continued to make strong progress. Initial product has been delivered to multiple customers, and we have secured the manufacturing capacity required to support the $1 billion opportunity we outlined last quarter across fiscal 2027 and fiscal 2028.

Customer demand has accelerated beyond our initial expectations and now exceeds $2 billion across fiscal 2027 and fiscal 2028. Since launch, we've continued to add new customers, including multiple customers in the US & China, while the overall value of our pipeline has continued to strengthen. We're also working closely with our manufacturing and supply chain partners to expand capacity. Our confidence in achieving upside to our $1 billion opportunity has increased in the past 90 days.

Transition of the Data Center to Arm Continues to Accelerate

Momentum for Arm AGI CPU reflects a broader transition already underway across our Neoverse business. During the quarter, data center royalties more than doubled year over year as adoption of Arm Neoverse continued to expand. Arm Neoverse shipments have now surpassed 1.5 billion cores, with the most recent 500 million shipping in just nine months, where the first 1 billion took 6 years, reflecting Arm’s growing market share and increasing value capture.

That momentum extends across the broader AI ecosystem. NVIDIA announced that Vera has entered full production. Built on Arm, Vera delivers up to 50% higher CPU performance and 2x greater energy efficiency than comparable x86 systems and will serve as the CPU foundation for NVIDIA's next-generation AI infrastructure, with deployments planned across leading AI cloud providers and server platforms. Google has stated that its Arm-based Axion CPU is a core component of its AI infrastructure strategy, highlighting its role as the host CPU for Google's latest TPU AI systems. AWS also expanded momentum behind its Arm-based Graviton platform, announcing a multi-year agreement with Meta to deploy tens of millions of Graviton5 cores to power agentic AI workloads. Microsoft expanded Azure Cobalt 200 virtual machines built on Arm Neoverse CSS. And Qualcomm has announced plans to enter the AI data center CPU market with its Arm-based Dragonfly C1000. Together, these milestones reinforce that the world’s leading AI infrastructure providers are increasingly building the next generation of AI infrastructure on Arm.

Independent industry data reinforces this momentum. IDC recently reported that spending on Arm-based accelerated server platforms has nearly doubled in the past two quarters and has surpassed x86 platforms, underscoring the industry’s transition toward Arm for AI infrastructure. IDC also raised its 2026 AI infrastructure spending forecast to almost $500B. As AI infrastructure investment continues to grow, Arm’s opportunity to capture increasing value continues to expand.

As Agentic AI Expands Beyond the Data Center, Arm's Platform Advantage Grows

The same factors reshaping AI infrastructure are also redefining computing beyond the data center. As AI becomes increasingly agentic, the economics of AI are becoming just as important as model capability. Deploying AI at scale across the cloud, the edge and, ultimately, the physical world requires efficient compute to improve performance, reduce latency, enhance privacy and lower infrastructure costs. This plays directly to Arm's strengths in delivering efficient, high-performance compute across billions of devices.

The result is a new generation of computing devices spanning two distinct categories – efficient, on-the-go AI PCs and high performance, agentic platforms. During the quarter, NVIDIA introduced RTX Spark, the first agentic PC built on Arm Compute Subsystems (CSS), enabling sophisticated AI agents and larger AI models to run locally, bringing agentic AI directly to developers and creators. Systems based on RTX Spark are expected to be available later this year from leading OEMs including Acer, ASUS, Dell, HP and Lenovo, demonstrating broad ecosystem support for this new category of Arm-based computing. For on-the-go AI PCs, those same OEMs continued expanding the Windows on Arm ecosystem with new Qualcomm Snapdragon-powered AI PCs, while Google's continued investment in AI-enabled Chromebooks broadens access to on-device AI across the PC market. Together, these milestones reinforce Arm’s expanding opportunity as AI drives the transition to the next generation of personal computing.

The same economics are extending into the physical world. Vehicles, robots, industrial systems and autonomous machines require efficient, secure and real-time compute to sense, reason and act autonomously. NVIDIA recently expanded its physical AI platform with Cosmos 3 and the Isaac GR00T humanoid robotics platform, powered by Jetson Thor, which combines an Arm-based CPU built with NVIDIA Blackwell GPU. As AI moves beyond the data center into billions of intelligent machines, Arm's compute platform is the CPU foundation for physical AI.

Arm’s Platform Is Uniquely Positioned for the AI Era

For more than three decades, Arm has been building the world's leading compute platform and enabling an ecosystem that allows our partners to innovate faster. Arm’s software ecosystem also continued to expand, now supporting more than 22 million developers worldwide. During the quarter, Arm introduced Performix, with support from Microsoft, MongoDB, Redis and SAP, helping developers and AI agents analyze and optimize workloads running on Arm-based infrastructure. Arm also expanded its AI developer tools, including the Arm MCP Server, which surpassed 10,000 Docker downloads and integrates Arm expertise into leading AI developer environments. These investments make it easier for developers to build, deploy, and optimize software on Arm across cloud, edge, and physical AI.

The opportunity ahead extends well beyond any one product or market. As AI becomes part of every cloud, every device and every sector, the industry is increasingly converging on a common compute platform. Whether customers adopt Arm through IP, CSS or silicon, they are building on the same platform, software ecosystem and developer community. We believe that convergence will define the next decade of computing.

“Arm delivered a record first quarter, with data center royalties more than doubling year over year as the transition of AI infrastructure to Arm continued to accelerate. Demand for the Arm AGI CPU has continued to exceed our initial expectations, and our continued work to expand manufacturing capacity with our partners gives us increasing confidence that we can deliver at the scale our customers require.” - Rene Haas, CEO, Arm

Sincerely,

Rene Haas, Chief Executive Officer	Jason Child, Chief Financial Officer
Investor Contact Investor.Relations@arm.com	Media Contact Global-PRteam@arm.com

Q1 FYE27 Financial Overview
•Arm's Q1 results demonstrated strong year-over-year revenue growth. Total revenue increased 22% year-over-year to $1,289 million, representing another record quarter for revenue.
•Royalty revenue increased 22% year-over-year to $715 million, driven by the continued adoption of Arm technology with higher royalty rates per chip, such as Armv9 architecture and Arm CSS, and increased deployment of Arm-based chips in data centers.
•License and other revenue increased 23% year-over-year to $574 million driven by continued strong demand for Arm IP, as well as fluctuation in the timing and size of multiple high-value license agreements and contributions from backlog.
•Annualized contract value (ACV), a metric for normalized license and other revenue, increased 13% year-over-year to $1,732 million.
•GAAP gross profit was $1,253 million, which equates to a GAAP gross margin of 97.2%. Non-GAAP gross profit was $1,264 million, which equates to a non-GAAP gross margin of 98.1%.
•GAAP operating expenses were $1,162 million. Non-GAAP operating expenses were $733 million and increased 18% year-over-year.
•GAAP research and development was $838 million. Non-GAAP research and development was $530 million and increased 20% year-over-year driven primarily by investment in engineering headcount and other expenses.
•GAAP selling, general and administrative was $317 million. Non-GAAP selling, general and administrative was $203 million and increased 13% year-over-year driven primarily by staff costs and other expenses.
•GAAP operating income was $91 million. Non-GAAP operating income was $531 million.
•GAAP operating margin decreased to 7.1% from 10.8% in the prior year period. Non-GAAP operating margin increased to 41.2% from 39.1% in the same period a year ago.
•GAAP net income was $270 million and GAAP fully diluted earnings per share ("EPS") was $0.25 compared with $0.12 in the same period a year ago. Non-GAAP net income was $480 million and non-GAAP fully diluted EPS was $0.45 compared with $0.35 in the same period a year ago.
•Operating cash flow was $902 million and non-GAAP free cash flow (FCF) was $665 million, benefiting from favorable timing of receivables collections and tax payments.
•Cash and cash equivalents and short-term investments totaled $3,888 million.
Guidance and Results

Quarterly Guidance & Results	Q1 FYE27 Guidance	Q1 FYE27 Results	Q2 FYE27 Guidance
Revenue	$1.26bn +/- $50m	$1.289bn	$1.38bn +/- $50m
Non-GAAP operating expense (1)	~$760m	$733m	~$780m
Non-GAAP fully diluted earnings per share (1)	$0.40 +/- $0.04	$0.45	$0.47 +/- $0.04

(1) For more information and definitions of the non-GAAP measures see the “Key Financial and Operating Metrics” section below. A reconciliation of each of the projected non-GAAP operating expense and non-GAAP fully diluted earnings per share, which are forward-looking non-GAAP financial measures, to the most directly comparable GAAP financial measure, is not provided because Arm is unable to provide such reconciliation without unreasonable effort. The inability to provide each reconciliation is due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-GAAP measure, which could potentially have a significant impact on our corresponding GAAP results.

Key Financial and Operating Metrics

We use the following key performance indicators and non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans, which we believe provide useful information to investors to aid in understanding and evaluating our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes to calculate these metrics. These key performance indicators and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies.

The following table sets forth a summary of the key financial and operating metrics for the three months ended June 30, 2026 (for year-to-date key financial metrics, see the "Condensed Consolidated Income Statements" and "GAAP to Non‑GAAP Reconciliation" sections below):

(in millions, except where indicated)	GAAP			Non-GAAP (1)
	Q1 FYE27	Q1 FYE26	Y/Y%	Q1 FYE27	Q1 FYE26	Y/Y%
Total revenue (2)	$1,289	$1,053	22%	$1,289	$1,053	22%
License and other revenue	574	468	23%	574	468	23%
Royalty revenue	715	585	22%	715	585	22%
Cost of sales	(36)	(30)	20%	(25)	(22)	14%
Gross profit	1,253	1,023	22%	1,264	1,031	23%
Gross margin (%)	97.2%	97.2%		98.1%	97.9%
Operating expenses	$(1,162)	$(909)	28%	$(733)	$(619)	18%
Research and development	(838)	(650)	29%	(530)	(440)	20%
Selling, general and administrative	(317)	(259)	22%	(203)	(179)	13%
Disposal, restructuring and other operating expenses, net (4)	(7)	—	nm	—	—	nm
Operating income (loss)	91	114	(20)%	531	412	29%
Operating margin (%)	7.1%	10.8%		41.2%	39.1%
Net income (loss)	270	130	108%	480	374	28%
Diluted earnings (loss) per share ($)	$0.25	$0.12	108%	$0.45	$0.35	29%
Net cash provided by (used for) operating activities	902	332	172%
Non-GAAP free cash flow				665	150	343%
Non-GAAP free cash flow trailing twelve months (TTM)				1,397	597	134%

Operating metrics (3):				Q1 FYE27	Q1 FYE26	Y/Y%
Annualized contract value (in millions)				$1,732	$1,528	13%

(1)    Non-GAAP cost of sales, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP operating income (loss), Non-GAAP operating margin, Non-GAAP net income (loss), Non-GAAP diluted earnings (loss) per share, Non-GAAP free cash flow, and Non-GAAP free cash flow TTM are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most directly comparable GAAP financial measures, see “—GAAP to Non-GAAP Reconciliation” below.
(2)    Total revenue, license and other revenue, and royalty revenue are presented in accordance with GAAP only.
(3)    Operating metrics are as of the last day of the applicable period. We continually review our key operating metrics to ensure that they provide useful information to investors in understanding and evaluating our results of operations. The quarterly remaining performance obligations and the number of extant Arm Total Access and Arm Flexible Access licenses has become less relevant to our growth with the extension of our business into production silicon. As such, beginning with Q1 FYE27, we are no longer reporting the remaining performance obligations and the number of extant Arm Total Access and Arm Flexible Access licenses in our shareholder letter.
(4)     Percentage changes +/- 1000% are considered not meaningful and are presented as "nm."

Total revenue
Our major product offerings consist of the following:
License and other revenue
•Intellectual property license — We generally license IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Where arrangements include royalty buydowns or upfront minimum royalty commitments, the Company treats them as fixed contract consideration under licensing revenue. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and the customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that we provide, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services is recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, we have an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services does not create an asset with an alternative use. In certain arrangements, we also provide customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
•Third-party arrangements — In certain arrangements, the Company arranges for third parties to provide products or services to customers. Revenue is recognized on a gross basis when the Company controls the product or service, and on a net margin basis when it acts as an agent. In agent arrangements, control passes directly from the third party to the customer, and the Company bears no inventory or performance risk.
Royalty revenue
For most IP license agreements, royalties are collected on products that incorporate our IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on our technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.
Royalty technology mix
Royalty mix by architecture such as Armv9 is estimated at the SoC level based on the architecture of the primary CPU or an approximation of the IP mix and is subject to change based on the availability of additional product detail. Referenced figures are based on the most recent royalty report data that relates to the prior quarter.
Annualized contract value ("ACV")
Each quarter, we track the ACV relating to licensing agreements signed with our customers and those contracted through Arm China per the aggregate license fee as shared under the Intellectual Property License Agreement with Arm China. We define ACV as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. Arm Total Access agreements and ALAs are deemed to be active for, and annualized over, the number of years in the contract. Any other license agreements, including single use and limited use licenses issued under an Arm Flexible Access agreement or Technology License Agreement, are deemed to be active for, and annualized over, three years based on the historical licensing patterns of our customers. The aggregate license fee shared by Arm China is also deemed to be active for, and annualized over, three years.
ACV is an operational metric based on committed fees, excluding royalties, not recognized revenue, and therefore is not reconcilable to, nor a substitute for, revenue reported under GAAP. However, we consider ACV to be a key operational metric that we use to track existing licensing commitments with our customers. Bookings of new licenses and recognized revenue may fluctuate materially from quarter to quarter due to customer buying patterns, timing of subscription renewals and as a function of contract duration. As a result, we believe ACV provides an additional understanding of our business performance and long-term trends.
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include non-GAAP cost of sales, non-GAAP gross profit (loss), non-GAAP gross margin, non-GAAP research and development operating expenses, non-GAAP selling, general and administrative operating expenses, non-GAAP disposal, restructuring and other operating expenses, net, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP income (loss) from equity investments, net, non-GAAP interest income, net, non-GAAP other non-operating income (loss), net, non-GAAP income (loss) before income taxes, non-GAAP income tax benefit (expense), net, non-GAAP net income (loss), non-GAAP basic and diluted net income per share, or earnings per share, attributable to ordinary shareholders, non-GAAP free cash flow, and non-GAAP free cash flow TTM. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance. Moreover, we have included these non-GAAP financial measures because they are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. We believe that the presentation of our non-GAAP financial measures, when viewed holistically, is helpful to investors in assessing the consistency and comparability of our performance in relation to prior periods and facilitates comparisons of our financial performance relative to our competitors, particularly with respect to competitors that present similar non-GAAP financial measures in addition to their GAAP results.
Non-GAAP financial measures are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not align with similar financial measures presented by our competitors, which may limit the ability of investors to assess our performance relative to certain peer companies.
Non-GAAP financial measures (other than non-GAAP free cash flow and non-GAAP free cash flow TTM) presented herein exclude share-based compensation ("SBC") cost associated with equity-classified awards where our intent is to issue equity upon vesting (in lieu of cash settlement), employer taxes related to SBC equity-classified awards, net of the research and development ("R&D") tax incentives associated with these taxes, other operating income (expenses), net, costs associated with disposal activities, (income) loss from equity investments, net, and income tax effect on non-GAAP adjustments. Non-GAAP free cash flow and non-GAAP free cash flow TTM exclude purchases of property and equipment, purchases of intangible assets, and payment of intangible asset obligations. We exclude these items from our non-GAAP financial measures because they are non-cash or non-recurring in nature, or because the amount and timing of these items is unpredictable and not driven by core results of operations, which renders comparisons with prior periods and competitors less meaningful.
Investors should consider non-GAAP financial measures alongside other financial performance measures, including operating income, net income and our other GAAP results. For more information regarding our use of these measures and a reconciliation to the most directly comparable GAAP financial measure, see “—GAAP to Non-GAAP Reconciliation.”

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except per share amounts)
(Unaudited)

	Three Months Ended June 30,
	2026	2025
Revenue:
Revenue from external customers	$901	$725
Revenue from related parties	388	328
Total revenue	1,289	1,053
Cost of sales	(36)	(30)
Gross profit (loss)	1,253	1,023
Operating expenses:
Research and development	(838)	(650)
Selling, general and administrative	(317)	(259)
Disposal, restructuring and other operating expenses, net	(7)	—
Total operating expenses	(1,162)	(909)
Operating income (loss)	91	114
Income (loss) from equity investments, net	128	4
Interest income, net	31	27
Other non-operating income (loss), net	3	1
Income (loss) before income taxes	253	146
Income tax benefit (expense)	17	(16)
Net income (loss)	$270	$130

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.25	$0.12
Diluted	$0.25	$0.12

Weighted average ordinary shares outstanding
Basic	1,066	1,058
Diluted	1,078	1,065

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	June 30, 2026	March 31, 2026
Assets:
Current assets:
Cash and cash equivalents	$3,058	$2,751
Short-term investments	830	850
Accounts receivable, net (including receivables from related parties of $281 and $270 as of June 30, 2026 and March 31, 2026, respectively)	1,119	1,300
Contract assets (including contract assets from related parties of $577 and $646 as of June 30, 2026 and March 31, 2026, respectively)	881	977
Prepaid expenses and other current assets	451	358
Total current assets	6,339	6,236
Non-current assets:
Property and equipment, net	923	772
Operating lease right-of-use assets	406	379
Finance lease right-of-use assets	62	69
Equity investments (including investments held under fair value option of $141 and $148 as of June 30, 2026 and March 31, 2026, respectively)	589	387
Goodwill	1,623	1,623
Intangible assets, net	217	230
Deferred tax assets	425	375
Non-current portion of contract assets	366	320
Other non-current assets	246	312
Total non-current assets	4,857	4,467
Total assets	$11,196	$10,703
Liabilities:
Current liabilities:
Accrued compensation and benefits	$156	$154
Tax liabilities	114	106
Contract liabilities (including contract liabilities from related parties of $29 and $36 as of June 30, 2026 and March 31, 2026, respectively)	200	294
Operating lease liabilities	41	39
Other current liabilities (including payables to related parties of $30 and $20 as of June 30, 2026 and March 31, 2026, respectively)	696	447
Total current liabilities	1,207	1,040
Non-current liabilities:
Non-current portion of accrued compensation	33	32
Deferred tax liabilities	23	39
Non-current portion of contract liabilities (including non-current portion of contract liabilities from related parties of $23 and $23 as of June 30, 2026 and March 31, 2026, respectively)	739	752
Non-current portion of operating lease liabilities	423	393
Other non-current liabilities	141	161
Total non-current liabilities	1,359	1,377
Total liabilities	2,566	2,417
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,111 shares authorized, 1,068 shares issued and outstanding as of June 30, 2026; and 1,097 shares authorized, 1,064 shares issued and outstanding as of March 31, 2026	2	2
Additional paid-in capital	3,538	3,467
Accumulated other comprehensive income (loss)	373	370
Retained earnings	4,717	4,447
Total shareholders’ equity	8,630	8,286
Total liabilities and shareholders’ equity	$11,196	$10,703

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended June 30,
	2026	2025
Cash flows provided by (used for) operating activities:
Net income (loss)	$270	$130
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	75	60
Deferred income taxes	(66)	(14)
(Income) loss from equity investments, net	(128)	(4)
Share-based compensation cost	343	241
Operating lease expense	16	13
Other non-cash operating activities, net	3	(5)
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	181	(208)
Contract assets, net (including contract assets from related parties)	50	123
Prepaid expenses and other assets	(9)	38
Accrued compensation and benefits	3	(4)
Contract liabilities (including contract liabilities from related parties)	(107)	90
Tax liabilities	(3)	(34)
Operating lease liabilities	(11)	(9)
Other liabilities (including payables to related parties)	285	(85)
Net cash provided by (used for) operating activities	$902	$332

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(415)	(355)
Proceeds from maturity of short-term investments	435	145
Purchases of equity investments	(74)	(2)
Purchases of intangible assets	(11)	(7)
Proceeds from sale or liquidation of equity investments	1	—
Purchases of property and equipment	(197)	(154)
Other investing activities, net, including investments in convertible loans	(6)	1
Net cash provided by (used for) investing activities	$(267)	$(372)

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(29)	(21)
Other financing activities, net	(19)	(17)
Payments of withholding tax on vested shares	(278)	(85)
Net cash provided by (used for) financing activities	$(326)	$(123)

Effect of foreign exchange rate changes on cash and cash equivalents	(2)	34
Net increase (decrease) in cash and cash equivalents	307	(129)
Cash and cash equivalents at the beginning of the period	2,751	2,085
Cash and cash equivalents at the end of the period	$3,058	$1,956

Arm Holdings plc
GAAP to Non-GAAP Reconciliation
(Unaudited)
The following is a reconciliation of GAAP to Non-GAAP results:

	Three Months Ended June 30, 2026
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled)	Employer taxes related to SBC, net of R&D tax incentives(1)	Other operating income (expenses), net	(Income) loss from equity investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$1,289	$—	$—	$—	$—	$—	$1,289
Cost of sales	(36)	9	2	—	—	—	(25)
Gross profit (loss)	1,253	9	2	—	—	—	1,264
Gross margin	97.2%						98.1%
Operating expenses:
Research and development	(838)	247	61	—	—	—	(530)
Selling, general and administrative	(317)	87	27	—	—	—	(203)
Disposal, restructuring and other operating expenses, net	(7)	—	—	7	—	—	—
Total operating expenses	(1,162)	334	88	7	—	—	(733)
Operating income (loss)	91	343	90	7	—	—	531
Operating margin	7.1%						41.2%
Income (loss) from equity investments, net	128	—	—	—	(128)	—	—
Interest income, net	31	—	—	—	—	—	31
Other non-operating income (loss), net	3	—	—	—	—	—	3
Income (loss) before income taxes	253	343	90	7	(128)	—	565
Income tax benefit (expense)	17	—	—	—	—	(102)	(85)
Net income (loss)	$270	$343	$90	$7	$(128)	$(102)	$480
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.25						$0.45
Diluted	$0.25						$0.45
Weighted average ordinary shares outstanding
Basic	1,066						1,066
Diluted	1,078						1,078
(1)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Three Months Ended June 30, 2025
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled)	Employer taxes related to SBC, net of R&D tax incentives(1)	Other operating income (expenses), net	Costs associated with disposal activities	(Income) loss from equity investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$1,053	$—	$—	$—	$—	$—	$—	$1,053
Cost of sales	(30)	7	1	—	—	—	—	(22)
Gross profit (loss)	1,023	7	1	—	—	—	—	1,031
Gross margin	97.2%							97.9%
Operating expenses:
Research and development	(650)	174	36	—	—	—	—	(440)
Selling, general and administrative	(259)	60	17	2	1	—	—	(179)
Total operating expense	(909)	234	53	2	1	—	—	(619)
Operating income (loss)	114	241	54	2	1	—	—	412
Operating margin	10.8%							39.1%
Income (loss) from equity investments, net	4	—	—	—	—	(4)	—	—
Interest income, net	27	—	—	—	—	—	—	27
Other non-operating income (loss), net	1	—	—	—	—	—	—	1
Income (loss) before income taxes	146	241	54	2	1	(4)	—	440
Income tax (expense) benefit	(16)	—	—	—	—	—	(50)	(66)
Net income (loss)	$130	$241	$54	$2	$1	$(4)	$(50)	$374
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.12							$0.35
Diluted	$0.12							$0.35
Weighted average ordinary shares outstanding
Basic	1,058							1,058
Diluted	1,065							1,065
(1)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)
The following are reconciliations of Net cash provided by (used for) operating activities to Non-GAAP free cash flow and Non-GAAP free cash flow TTM:

	Three Months Ended June 30,
(in millions)	2026	2025
Net cash provided by (used for) operating activities	$902	$332
Adjusted for:
Purchases of property and equipment	(197)	(154)
Purchases of intangible assets	(11)	(7)
Payment of intangible asset obligations	(29)	(21)
Non-GAAP free cash flow	$665	$150

	Trailing Twelve Months Ended June 30,
(in millions)	2026	2025
Net cash provided by (used for) operating activities	$2,094	$1,019
Adjusted for:
Purchases of property and equipment	(588)	(344)
Purchases of intangible assets	(34)	(18)
Payment of intangible asset obligations	(75)	(60)
Non-GAAP free cash flow TTM	$1,397	$597

Forward-Looking Statements
This shareholder letter contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, any of the following: our dependence on the semiconductor and electronics industries and the demand for the products of our customers and customers' customers; our dependence on the compatibility of our products with the manufacturing and design processes of our customers; our ability to forecast demand for new products; intense competition; our development of production silicon products, such as the Arm AGI CPU, compute subsystems, chiplets, complete chip solutions, and other more integrated compute products; changes in our pricing or our business terms or business model; our ability to adequately fund our research and development efforts; our dependence on a limited number of customers for a significant portion of our revenue; our reliance on third parties to market and sell chips and end products incorporating our products and to enhance the value of our licensed products; our ability to attract new customers and sell additional products to our existing customers; the loss of any of our senior management personnel or one or more key employees or our inability to attract and retain qualified personnel; our ability to develop new products in response to, or in anticipation of, rapid technological changes; risks related to the availability of development tools, systems software, electronic design automation tools and operating systems compatible with our architecture; our ability to protect our proprietary products and our brand, and the costs of protecting such intellectual property rights, particularly as a result of litigation; fluctuation and unpredictability of our results; our ability to verify royalty amounts owed to us under our licensing agreements; risks related to foreign exchange fluctuations; changes in our effective tax rate; risks associated with organic growth or growth from strategic investments or acquisitions we make, and the risk of failing to effectively manage our growth; risks associated with the slow development of the market for our connectivity, device and data management platform; the possibility of cyberattacks, breaches of our security controls and unauthorized access to our data or a customer’s data; our ability to satisfy data protection, security, privacy or other government- and industry-specific requirements; risks associated with the interests of SoftBank Group Corp., our controlling shareholder, conflicting with the interests of other holders of our ordinary shares and American depositary shares; and effects of global general economic conditions, political factors, war or hostility, pandemics and other events outside of our control. Refer to “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2026, filed with the SEC on May 26, 2026, for additional risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by forward-looking statements included herein.
This shareholder letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this shareholder letter should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this shareholder letter are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this shareholder letter speaks only as of the date hereof, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this shareholder letter except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.